UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant’s name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F     ☒ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The common shareholders (the “Shareholders”) of DeFi Technologies Inc. (the “Corporation”) confirmed the amendment of the Corporation’s By-Law No. 1 and the adoption of the Corporation’s By-Law No. 2 providing for advance notice requirements. The amended By-Law No. 1 is furnished as Exhibit 99.1 to this report on Form 6-K and By-Law No. 2 is furnished as Exhibit 99.2 to this report on Form 6-K. Materials distributed to Shareholders in connection with the 2026 Annual General and Special Meeting of Shareholders are furnished as Exhibits 99.3, 99.4 and 99.5 to this report on Form 6-K. The Reporting of Voting Results relating to the 2026 Annual General and Special Meeting of Shareholders is furnished as Exhibit 99.6.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10 (Registration Number 333-290048) of the Corporation (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1	Amended Bylaw No. 1
99.2	Advance Notice By-Law No. 2
99.3	2026 Notice of Annual General and Special Meeting of Common Shareholders and Management Information Circular
99.4	2026 DeFi Technologies Inc. Form of Proxy
99.5	2026 Notice of Availability of Materials
99.6	2026 Reporting of Voting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEFI TECHNOLOGIES INC.
(Registrant)

Date: July 6, 2026	By	/s/ Philippe Lucet
Philippe Lucet Corporate Secretary

2